Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188093

PROSPECTUS SUPPLEMENT NO. 1

ARI NETWORK SERVICES, INC.

4,330,667 shares of Common Stock

This prospectus supplement relates to the prospectus dated November 15, 2013, which covers the sale of an aggregate of up to 4,330,667 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling security holders identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Shareholders”).  The Common Stock covered by the prospectus consists of (i) 3,200,000 shares of Common Stock which were issued in a private placement pursuant to a Securities Purchase Agreement we entered into on March 12, 2013 with selected accredited investors (the “Securities Purchase Agreement”); (ii) 1,066,667 shares of Common Stock issued or issuable upon exercise of warrants issued pursuant to the Securities Purchase Agreement (the “Purchaser Warrants”); and (iii) 64,000 shares of Common Stock issuable upon exercise of the warrants issued to affiliates of the placement agent in connection with the private placement as consideration for the placement agent’s services (together with the Purchaser Warrants, the “Warrants”).

We will not receive any proceeds from the sale by the Selling Shareholders of the shares covered by the prospectus.  To the extent Warrants are exercised for cash, we will receive the exercise price for those Warrants.

This prospectus supplement is being filed to include the information set forth in our current report on Form 8-K filed on November 22, 2013, which is set forth below.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

Our Common Stock is quoted on the OTC Bulletin Board (the “OTCQB”) under the symbol “ARIS”.  The last reported market price of our Common Stock on the OTCQB on November 22, 2013 was $3.25 per share.  Our executive offices are located at 10850 West Park Place, Suite 1200, Milwaukee, Wisconsin 53224, and our telephone number is (414) 973-4300.

Investing in our securities involves risks.  You should carefully consider the Risk Factors beginning on page 1 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 18, 2013

    ARI NETWORK SERVICES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation)	0-19608 (Commission File Number)	39-1388360 (IRS Employer Identification No.)

10850 West Park Place, Suite 1200 Milwaukee, Wisconsin (Address of principal executive offices)	53224 (Zip Code)

Registrant’s telephone number, including area code:  (414) 973-4300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.

Departure of Directors or Certain Offices; Election of Directors;
Appointment of Certain Officers; Compensatory Arrangements of Certain
Officers.

Appointment of William A. Nurthen as Chief Financial Officer

On November 19, 2013, the Company appointed William A. Nurthen as the Company’s Chief Financial Officer, commencing on November 29, 2013.  Mr. Nurthen, age 40, has served as Chief Financial Officer of Cabrera Capital Markets, LLC, an investment bank and full service institutional brokerage firm, since January 2011.  From July 2008 to January 2011, Mr. Nurthen was Chief Financial Officer of BioLytical Laboratories Inc., a medical diagnostics firm.  From 1999 to December 2007, he served in positions of increasing responsibility, including Chief Financial Officer, of Inforte Corp., a CRM, business intelligence and analytics consulting firm.  Mr. Nurthen currently serves as an advisory board member of Sakonent Partners LLC, a CRM consulting firm.

In connection with his employment, on November 19, 2013, the Company entered into an Employment Agreement and a Change of Control Agreement with Mr. Nurthen, each dated as of November 15, 2013.  The term of Mr. Nurthen’s employment under the Employment Agreement is for an indefinite period and may be terminated by either party at any time and for any reason or for no reason upon written notice to the other party.  The Employment Agreement provides that Mr. Nurthen will receive an annual salary of $225,000, subject to annual review by the Company’s President and/or Chief Executive Officer.  Mr. Nurthen will be eligible to participate in the Company’s Management Incentive Bonus Plan as determined from time to time by the Compensation Committee, under which the annualized amount he would currently be eligible to receive if 100% of plan targets were met would be $75,000.  He will also be entitled to participate in the Company’s Long-Term Equity Bonus Plan, and to receive perquisites and benefits provided by the Company to its senior executives, subject to applicable eligibility criteria.

In the event that Mr. Nurthen is terminated without “cause” (as defined in the Employment Agreement) or in connection with Mr. Nurthen’s death or disability, or if Mr. Nurthen resigns his employment with the Company for “good reason” (as defined in the Employment Agreement), the Employment Agreement provides that Mr. Nurthen will have the right to receive any unpaid base salary and any earned but unpaid bonus due to him as of the effective date of the termination.  In addition, in the event of a termination without cause or for good reason, Mr. Nurthen will be entitled (contingent upon his execution of a severance agreement) to receive his base salary as then in effect for nine months following the effective date of the termination and a pro rated bonus payment.  If Mr. Nurthen is terminated for “cause” or if he resigns his employment with the Company without good reason, he will have the right to receive any unpaid base salary with respect to the period prior to the date of termination and any earned but unpaid bonus due to him as of the effective date of termination.  The Employment Agreement also contains customary confidentiality, non-competition, non-solicitation and other provisions.

In connection with the commencement of his employment, Mr. Nurthen will also receive a signing bonus of $10,000, subject to prorated reimbursement if Mr. Nurthen’s employment would be terminated for any reason prior to his one-year anniversary, as well as $1,500 per month for temporary living expenses, not including meals and other incidentals, for up to six months.  Mr. Nurthen will receive options to purchase 75,000 shares of the Company’s common stock, subject to shareholder approval of additional funding of the Company’s 2010 Equity Incentive Plan at the 2014 Annual Meeting of Shareholders.  The options will vest on an annual basis in four equal installments commencing on July 31, 2014.

Under the Change of Control Agreement, Mr. Nurthen will receive his full base salary through the date of termination and severance benefits equal to two times the sum of his salary and targeted bonus, medical and dental plan continuation for two years, and acceleration and immediate vesting of his stock options if, within two years following a “Change of Control,” his employment is terminated without “cause” or by the executive for “good reason,” as such terms are defined in the Change of Control Agreement.

The foregoing descriptions of the Employment Agreement and the Change of Control Agreement do not purport to be complete and are qualified in their entirety by reference to the text of the Employment Agreement and the Change of Control Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Separation from Service of Darin R. Janecek

On November 18, 2013 (the “Separation Date”), Darin R. Janecek, Vice President of Finance and Chief Financial Officer of ARI Network Services, Inc. (the “Company”), separated from service in all of his positions with the Company and its subsidiaries.  In connection with the separation, on November 22, 2013, the Company entered into a Separation Agreement with Mr. Janecek.  Under the Separation Agreement, Mr. Janecek will receive his regular base wages through the Separation Date and payment for any accrued vacation that remained unused as of the Separation Date.  If approved by the Compensation Committee of the Company’s Board of Directors, Mr. Janecek will also receive the bonus, if any, earned by him for the first quarter of fiscal year 2014, at the same time as first-quarter bonus payments are made to other officers of the Company.  The Separation Agreement is subject to a customary revocation period of seven calendar days.  If Mr. Janecek does not exercise his revocation rights under the Separation Agreement, and in consideration of certain undertakings made by Mr. Janecek in the Separation Agreement, the Company will pay him as severance an amount equal to 24 weeks of his regular base wages, payable in equal installments in accordance with the Company’s regular payroll practices and subject to normal deductions for income and employment taxes; and he will be permitted to exercise his previously vested options to purchase 77,500 shares of the Company’s common stock until February 14, 2014.  Unvested options held by Mr. Janecek as of the Separation Date were forfeited as of the Separation Date and are not exercisable.

The Separation Agreement contains customary releases, undertakings and confidentiality and non-solicitation provisions; a two-year non-compete provision; and other customary conditions and representations.  The Separation Agreement supersedes all prior agreements between the Company and Mr. Janecek, including, without limitation, the Employment Agreement between the Company and Mr. Janecek dated as of November 10, 2010.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Separation Agreement, which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Item 9.01.

Financial Statements and Exhibits

Exhibit No.	Description

10.1	Employment Agreement by and between William A. Nurthen and ARI Network Services, Inc.

10.2	Change of Control Agreement between ARI Network Services, Inc. and William A. Nurthen

10.3	Separation Agreement by and between ARI Network Services, Inc. and Darin R. Janecek

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 22, 2013

ARI NETWORK SERVICES, INC.

By:

/s/ Roy W. Olivier

Roy W. Olivier
President and CEO

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement by and between William A. Nurthen and ARI Network Services, Inc.

10.2	Change of Control Agreement between ARI Network Services, Inc. and William A. Nurthen

10.3	Separation Agreement by and between ARI Network Services, Inc. and Darin R. Janecek

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is executed as of this 15th day of November, by and between William A. Nurthen (“Executive”) and ARI Network Services, Inc. (“Company”).

RECITALS

The Company desires to employ Executive in the position of Chief Financial Officer, and Executive desires to be so employed by the Company, on the terms and conditions set forth herein.

As a result of Executive’s employment with the Company as Chief Financial Officer, Executive will have access to and be entrusted with valuable information about the Company’s business and customers, including trade secrets and confidential information.

The Parties believe it is in their best interests to make provision for certain aspects of their relationship during and after the period in which Executive is employed by the Company.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Company and Executive (collectively, “Parties” and individually, “Party”), the Parties agree as follows:

ARTICLE I

EMPLOYMENT

1.1

Position and Duties.  During the term of Executive’s employment under this Agreement, Executive shall hold the position of Chief Financial Officer of the Company and shall be subject to the authority of, and shall report to, the President and Chief Executive Officer (“CEO”) of the Company.  Executive’s duties and responsibilities as Chief Financial Officer shall include all those customarily attendant to such position and other duties and responsibilities as may be assigned from time to time by the Company’s President and/or CEO.  At all times, Executive shall devote Executive’s entire business time, attention and energies exclusively to the business interests of the Company while employed by the Company, except as otherwise specifically approved in writing by or on behalf of the President and/or CEO.

1.2

At-Will Employment.  The term of Executive’s employment under this Agreement shall be for an indefinite period and may be terminated by either Party at any time and for any reason or no reason upon written notice to the other Party.

ARTICLE II

COMPENSATION AND OTHER BENEFITS

2.1

Base Salary.  During the term of Executive’s employment under this Agreement, the Company shall pay Executive an annual salary of Two Hundred Twenty-five Thousand dollars ($225,000) (“Base Salary”), payable in accordance with the normal payroll practices and schedule of the Company.  Notwithstanding the foregoing, the Base Salary shall be subject to annual review by the President and/or CEO and shall be subject to increase, but not decrease, based on the recommendation of the President and/or CEO as approved by the Board of Directors of the Company (“Board”); provided, however, that the Company may reduce Executive’s Base Salary if (a) Executive’s Base Salary is reduced as part of a general reduction in the base salaries for all executive officers of the Company or (b) Executive’s Base Salary is reduced for Cause (defined below), and Executive acknowledges and agrees that any reduction in Base Salary due to the circumstances specified in Section 2.1(a) or (b), above, shall not constitute Good Reason (as defined in Section 3.1(f), below).

2.2

Bonuses.  During the term of Executive’s employment under this Agreement, Executive will be eligible to participate in the Company’s Management Incentive Bonus Plan (“Bonus Plan”), the specifics of which are determined from time to time by the Compensation Committee of the Board (“Compensation Committee”) and approved by the Board.  The Parties acknowledge and agree that, under the Company’s current Bonus Plan, the annualized bonus amount which Executive would be eligible to receive if one hundred percent (100%) of such Bonus Plan targets were met would be Seventy-five Thousand dollars ($75,000).  Executive will also be eligible to participate in the Company’s Long Term Equity Bonus Plan.  Executive acknowledges and agrees that these Bonus Plans may be changed from time to time at the discretion of the Compensation Committee as approved by the Board.

2.3

Equity.  During the term of Executive’s employment under this Agreement, Executive also shall be eligible to participate in stock option and equity plans and grants, if any, that are offered to senior executive/officer employees of the Company, as determined by the Compensation Committee and approved by the Board from time to time.

2.4

Perquisites, Benefits and Other Compensation.  During the term of Executive’s employment under this Agreement, and subject to the express provisions of this Article II, Executive will be entitled to receive perquisites and benefits provided by the Company to its senior executive employees, subject to the eligibility criteria related to such perquisites and benefits, and to such changes, additions, or deletions to such perquisites and benefits as the Company may make from time to time, as well as such other perquisites or benefits as may be specified from time to time at the sole discretion of the Board.

ARTICLE III

TERMINATION

3.1

Termination Not In Connection With A Change In Control.

(a)

Termination Without Cause.  Subject to Section 3.2, below, the President and/or CEO may terminate Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) at any time without Cause (defined below).

(b)

Termination For Cause.  Subject to Section 3.2, below, the President and/or CEO may terminate Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) at any time for Cause (defined below) by giving written notice to Executive stating the basis for such termination, effective immediately upon giving such notice or at such other time thereafter as the President and/or CEO may designate.  “Cause” shall mean any of the following:  (1) Executive has, in a material way, breached this Agreement or the fiduciary duty he owes to the Company or any other legal obligation or duty he owes to the Company, which breach remains uncured, if possible to cure, to the reasonable satisfaction of the President and/or CEO for thirty (30) calendar days after Executive receives written notice thereof from the President and/or CEO that specifies in reasonable detail the alleged breach; (2) Executive has committed gross negligence or willful misconduct in the performance of Executive’s duties for the Company; (3) Executive has failed in a material way to follow reasonable instructions from the President and/or CEO, consistent with this Agreement, concerning the operations or business of the Company, which failure remains uncured, if possible to cure, to the reasonable satisfaction of the President and/or CEO for thirty (30) calendar days after Executive receives written notice thereof from the President and/or CEO that specifies in reasonable detail the alleged failure; (4) Executive has committed a crime the circumstances of which substantially relate to Executive’s employment duties with the Company; (5) Executive has misappropriated or embezzled funds or property of the Company or engaged in any act of dishonesty that involves the business of the Company or causes material damage to the Company; and (6) Executive attempts to misappropriate or misappropriates a corporate opportunity of the Company, unless the transaction was approved in writing by the President and/or CEO after full disclosure of all details relating to such transaction.

(c)

Termination by Death or Disability.  Subject to Section 3.2, below, Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) shall terminate automatically, effective immediately and without any notice being necessary, upon Executive’s death or a determination of Disability of Executive.  For purposes of this Agreement, “Disability” means the inability of Executive, due to a physical or mental impairment, to perform the essential functions of Executive’s job with the Company, with or without a reasonable accommodation, for ninety (90) consecutive business days or one hundred twenty (120) business days in the aggregate during any 365-day period.  A determination of Disability shall be made by the President and/or CEO and/or the Board, which may, at their sole discretion, consult with a physician or physicians satisfactory to the President and/or CEO and/or the Board, and Executive shall cooperate with any efforts to make such determination.  Any such determination shall be conclusive and binding on the Parties.  Any determination of Disability under this Section 3.1(c) is not intended to alter any benefits any Party may be entitled to receive under any long-term disability insurance policy carried by either the Company or Executive with respect to Executive, which benefits shall be governed solely by the terms of any such insurance policy.

(d)

Termination by Retirement.  Subject to Section 3.2, below, Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) shall terminate automatically, effective upon Executive’s retirement in accordance with the Company’s retirement plan or policy should a retirement plan or policy for senior executives of the Company be adopted.

(e)

Termination by Resignation.  Subject to Paragraph 3.2, below, Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) shall terminate automatically, effective immediately upon Executive’s provision of thirty (30) days’ prior written notice to the President and/or CEO of resignation from employment with the Company or at such other time as may be mutually agreed between the Parties following the provision of such notice.

(f)

Termination for Good Reason.  Subject to Section 3.2, below, Executive may terminate his employment and all of the Company’s obligations under this Agreement (except as provided in Section 10.5, below, and as required by law) for Good Reason (defined below).  A termination shall only be for Good Reason if: (1) within ninety (90) calendar days of the initial existence of Good Reason, Executive provides written notice of Good Reason to the President and/or CEO; (2) the Company does not remedy said Good Reason within thirty (30) calendar days of its receipt of such notice; and (3) Executive terminates his employment effective any time after the expiration of such 30-day remedy period prior to the date that is two (2) years after the initial existence of Good Reason.  “Good Reason” shall mean the occurrence of any of the following without the written consent of Executive: (a) the Company has breached this Agreement in a material way, which breach remains uncured, if subject to cure, for thirty (30) calendar days after the President and/or CEO receives written notice thereof from Executive; (b) a material diminution in Executive’s Base Salary; (c) a material diminution in Executive’s authority, duties, or responsibilities; or (d) a material change in the geographic location at which Executive must perform his services, provided such new location is more than fifty (50) miles from the location where Executive is required to perform services prior to the change.

3.2

Rights Upon Termination Not In Connection With A Change In Control.

(a)

Section 3.1(a), Section 3.1(c) and Section 3.1(f) Termination.  If Executive’s employment is terminated pursuant to Section 3.1(a), Section 3.1(c), or Section 3.1(f), above, Executive or Executive’s estate shall have no further rights against the Company hereunder, except for the right to receive the following: (1) any unpaid Base Salary with respect to the period prior to the effective date of termination and (2) any earned but unpaid bonus due to Executive as of the effective date of termination.  With respect to a termination pursuant to Section 3.1(a) or Section 3.1(f), above, Executive shall also receive (1) Executive’s Base Salary, at the rate in effect at the time of termination, for nine (9) months following the effective date of termination; (2) a bonus for the fiscal year of the Company in which such termination occurs, which bonus shall be equal to (A) the product of (i) the average of Executive’s annual bonus received pursuant to the Company’s Bonus Plan for the three fiscal years of the Company ending prior to the effective date of termination, multiplied by (ii) a fraction, the numerator of which is the actual number of days Executive was employed by the Company during the fiscal year of the Company in which the termination occurs and the denominator of which is 365, less (B) any payment previously made by the Company, if any, with respect to the current fiscal year’s Bonus Plan; and (3) acceleration of all outstanding unvested options held by Executive as of the effective date of termination.  Payment of the amounts specified in subsections (1) and (2) of the immediately preceding sentence shall be made in nine (9) equal monthly installments following the effective date of termination; provided, however, that if such installment payments would continue beyond the later of: (x) the first September 15 following the Company’s fiscal year which included the effective date of termination or (y) the first March 15 following the calendar year which included the effective date of termination (the “Latest Date”), all remaining monthly installments shall be paid to Executive in a lump sum on the Latest Date.  Notwithstanding the foregoing, the payment and receipt of the benefits specified in subsections (1), (2) and (3), of that same sentence are contingent upon Executive’s execution of a written severance agreement (in a form satisfactory to the Company) containing, among other things, a general release of claims against the Company, and the rescission period of such agreement must expire, without revocation of such release, within sixty (60) days following the effective date of termination.  To the extent that payments would otherwise be paid to Executive within the sixty (60) day period following the effective date of termination, such payment(s) shall be made following Executive’s execution of such general release and the expiration of the applicable rescission period, except where the sixty (60) day period following the effective date of termination spans two different calendar years, in which case such payment(s) or benefit(s) will not be paid until the later calendar year during the sixty (60) day period.

(b)

Section 3.1(b) and Section 3.1(e) Terminations.  If Executive’s employment is terminated pursuant to Section 3.1(b), above, or if Executive resigns pursuant to Section 3.1(e), above, Executive shall have no further rights against the Company hereunder, except for the right to receive: (1) any unpaid Base Salary with respect to the period prior to the effective date of termination; and (2) any earned but unpaid bonus due to Executive as of the effective date of termination.

(c)

Section 3.1(d) Termination.  If Executive retires pursuant to Section 3.1(d), above, Executive shall have no further rights against the Company hereunder, except for the right to receive: (1) any unpaid Base Salary with respect to the period prior to the effective date of termination; (2) any earned but unpaid bonus due to Executive as of the effective date of termination; and (3) any additional benefits provided for under the Company’s retirement plan or policy for senior executives, if any.

3.3

Termination In Connection With A Change In Control.  Should Executive’s employment be terminated upon the occurrence of or within two (2) years of a  “Change in Control,” as defined in Executive’s Change of Control Agreement (“COC Agreement”), the terms of such termination shall be governed exclusively by the COC Agreement and Executive shall not be entitled to receive any of the benefits provided for under this Article III.

ARTICLE IV

CONFIDENTIALITY

4.1

Confidentiality Obligations.  Executive will not, during his employment with the Company, directly or indirectly, use or disclose any Confidential Information or Trade Secrets (defined below) except in the interest and for the benefit of the Company.  After the end, for whatever reason, of Executive’s employment with the Company, Executive will not, directly or indirectly, use or disclose any Trade Secrets.  For a period of two (2) years following the end, for whatever reason, of Executive’s employment with the Company, Executive will not, directly or indirectly, use or disclose any Confidential Information.  Executive further agrees not to, directly or indirectly, use or disclose at any time information received by the Company from others except in accordance with the Company’s contractual or other legal obligations; the Company’s customers are third party beneficiaries of this promise.

4.2

Definitions.

(a)

Trade Secret.  The term “Trade Secret” has that meaning set forth under applicable law.  The term includes, but is not limited to, all computer source, object or other code created by or for the Company.

(b)

Confidential Information.  The term “Confidential Information” means all non-Trade Secret or proprietary information of the Company which has value to the Company and which is not known to the public or the Company’s competitors, generally.  Confidential Information includes, but is not limited to: (i) inventions, product specifications, information about products under development, research, development or business plans, production know-how and processes, manufacturing techniques, operational methods, equipment design and layout, test results, financial information, customer lists, information about orders and transactions with customers, sales and marketing strategies, plans and techniques, pricing strategies, information relating to sources of materials and production costs, purchasing and accounting information, personnel information and all business records; (ii) information which is marked or otherwise designated or treated as confidential or proprietary by the Company; and (iii) information received by the Company from others which the Company has an obligation to treat as confidential.

(c)

Exclusions.  Notwithstanding the foregoing, the terms “Trade Secret” and “Confidential Information” shall not include, and the obligations set forth in this Agreement shall not apply to, any information which: (i) can be demonstrated by Executive to have been known by him prior to his employment by the Company; (ii) is or becomes generally available to the public through no act or omission of Executive; (iii) is obtained by Executive in good faith from a third party who discloses such information to Executive on a non-confidential basis without violating any obligation of confidentiality or secrecy relating to the information disclosed; or (iv) is independently developed by Executive outside the scope of his employment without use of Confidential Information or Trade Secrets.

ARTICLE V

NON-COMPETITION

5.1

Restrictions on Competition During Employment.  During Executive’s employment by the Company, Executive shall not, directly or indirectly, compete against the Company, or, directly or indirectly, divert or attempt to divert business from the Company anywhere the Company does business.

5.2

Post-Employment Restricted Services Obligation.  For two (2) years following termination of Executive’s employment with the Company, for whatever reason, Executive agrees not to, directly or indirectly, provide Restricted Services to any Competitor in the United States.

5.3

Definitions.

(a)

Restricted Services.  The term “Restricted Services” means employment duties and functions of the type provided by Executive to the Company during the twelve (12) month period prior to the termination, for whatever reason, of Executive’s employment with the Company, as described in Executive’s job description with the Company.

(b)

Competitor.  For purposes of this Article V, the term “Competitor” means any entity, including a sole proprietorship, that sells or services, or attempts to sell or service, (i) distribution-side electronic commerce and marketing products or services (including, without limitation, electronic parts catalogs, search engine marketing, lead generation and management, and web site provision) of the type sold or serviced by the Company during the twelve (12) month period prior to the termination of your employment (ii) in vertical markets in which the Company sold or serviced its products or services during the twelve (12) month period prior to the termination of your employment; provided, however, that the term “Competitor” shall not include a subsidiary or other corporate division of such an entity which subsidiary or division does not sell or service, or attempt to sell or service, such aforementioned distribution-side electronic commerce and marketing products or services in such vertical markets.  To the extent that the following entities, or their subsidiaries or corporate divisions, meet the aforementioned definition, such entities, or their subsidiaries or corporate divisions as the case may be, shall be deemed competitors of the Company: Snap-On Business Solutions, Dominion Enterprises, Enigma, HLSM and ADP Lightspeed, NetDriven, Shopping Cart Elite, FastCo, TCS, Auto Shop Solutions, ESP, GeckoByte, Fitment Group, Car Care Connect, MechanicNet, Repair Shop Sites, VNext, Dealerspike, VGM Forbin, and Manufacturer and Distributor programs including Drive, Medline, Independence Medical, Pride Mobility and any successor of such entities; provided, however, that the foregoing list of entities is included for the sole purpose of providing examples of possible Competitors and shall not affect the aforementioned definition.  Examples of vertical markets in which the Company sells or services its products or services may include, without limitation, the following: powersports, outdoor power equipment, marine and recreation vehicles, and home appliances.

ARTICLE VI

CUSTOMER NON-SOLICITATION

6.1

Post-Employment Non-Solicitation of Restricted Customers.  For two (2) years following termination of Executive’s employment with the Company, for whatever reason, Executive agrees not to, directly or indirectly, solicit or attempt to solicit any business from any Restricted Customer in any manner which competes with the services or products offered by the Company in the twelve (12) months preceding termination of Executive’s employment with the Company, or to, directly or indirectly, divert or attempt to divert any Restricted Customer’s business from the Company.

6.2

Restricted Customer.   The term “Restricted Customer” means any individual or entity (a) for whom/which the Company provided services or products, and (b) with whom/which Executive had contact on behalf of the Company, or about whom/which Executive acquired non-public information in connection with his employment by the Company, during the twenty-four (24) month period preceding the end, for whatever reason, of Executive’s employment with the Company; provided, however, that the term “Restricted Customer” shall not include any individual or entity whom/which, through no direct or indirect act or omission of Executive, terminated its business relationship with the Company more than six (6) months prior to the end of Executive’s employment with the Company.

ARTICLE VII

RESTRICTION RELATING TO PRODUCTS OR SERVICES UNDER DEVELOPMENT
BY THE COMPANY

7.1

Restriction Relating to Products or Services Under Development by the Company.  For two (2) years following termination of Executive’s employment with the Company, for whatever reason, Executive agrees not to, directly or indirectly, develop, market or sell, or attempt to develop, market or sell, on behalf of any Competitor (defined below) in the United States any product or service that is under development by the Company during the twelve (12) month period prior to the termination, for whatever reason, of Executive’s employment with the Company; provided, however, that this Article VII shall not apply to any product or service which the Company has not taken steps to market or sell within the twelve (12) month period following the termination, for whatever reason, of Executive’s employment with the Company.

7.2

Competitor.  For purposes of this Article VII, the term “Competitor” means any entity, including a sole proprietorship, that sells or services, or attempts to sell or service, (i) distribution-side electronic commerce and marketing products or services (including, without limitation, electronic parts catalogs, search engine marketing, lead generation and management, and web site provision) of the type sold or serviced by the Company during the twelve (12) month period prior to the termination, for whatever reason, of Executive’s employment with the Company (ii) in vertical markets in which the Company sold or serviced its products or services during the twelve (12) month period prior to the termination, for whatever reason, of Executive’s employment with the Company; provided, however, that the term “Competitor” shall not include a subsidiary or other corporate division of such an entity which subsidiary or division does not sell or service, or attempt to sell or service, such aforementioned distribution-side electronic commerce and marketing products or services in such vertical markets.  To the extent that the following entities, or their subsidiaries or corporate divisions, meet the aforementioned definition, such entities, or their subsidiaries or corporate divisions as the case may be, shall be deemed competitors of the Company: Snap-On Business Solutions, Dominion Enterprises, Enigma, HLSM and ADP Lightspeed, NetDriven, Shopping Cart Elite, FastCo, TCS, Auto Shop Solutions, ESP, GeckoByte, Fitment Group, Car Care Connect, MechanicNet, Repair Shop Sites, VNext, Dealerspike, VGM Forbin, and Manufacturer and Distributor programs including Drive, Medline, Independence Medical, Pride Mobility and any successor of such entities; provided, however, that the foregoing list of entities is included for the sole purpose of providing examples of possible Competitors and shall not affect the aforementioned definition.  Examples of vertical markets in which the Company sells or services its products or services may include, without limitation, the following: powersports, outdoor power equipment, marine and recreational vehicle and home appliances.

ARTICLE VIII

BUSINESS IDEA RIGHTS

8.1

Assignment.  The Company will own, and Executive hereby assigns to the Company and agrees to assign to the Company, all rights in all Business Ideas.  All Business Ideas which are or form the basis for copyrightable works are hereby assigned to the Company and/or shall be assigned to the Company or shall be considered “works for hire” as that term is defined by United States copyright law.

8.2

Definition of Business Ideas.  The term “Business Ideas” means all ideas, designs, modifications, formulations, specifications, concepts, know-how, trade secrets, discoveries, inventions, data, software, developments and copyrightable works, whether or not patentable or registrable, which Executive originates or develops, either alone or jointly with others, while Executive is employed by the Company and which are: (a) related to any business known to Executive to be engaged in or contemplated by the Company; (b) originated or developed during Executive’s working hours; or (c) originated or developed in whole or in part using materials, labor, facilities or equipment furnished by the Company.

8.3

Disclosure.  While employed by the Company, Executive will promptly disclose all Business Ideas to the Company.

8.4

Execution of Documentation.  Executive, at any time during or after his employment by the Company, will promptly execute all documents which the Company may reasonably require to perfect its patent, copyright and other rights to such Business Ideas throughout the world.

ARTICLE IX

NON-SOLICITATION OF EMPLOYEES

During Executive’s employment by the Company and for twelve (12) months thereafter, Executive shall not, directly or indirectly, encourage any Company employee to terminate his/her employment with the Company or solicit such an individual for employment outside the Company in any manner which would end or diminish that employee’s services to the Company; provided, however, that this Article IX shall not prohibit use of general classified advertising to solicit for employment positions.

ARTICLE X

EXECUTIVE DISCLOSURES AND ACKNOWLEDGMENTS

10.1

Confidential Information of Others.  Executive warrants and represents to the Company that he is not subject to any employment, consulting or services agreement, or any restrictive covenants or agreements of any type, which would conflict with, or prohibit Executive from fully carrying out, his duties as described under the terms of this Agreement.  Further, Executive warrants and represents to the Company that he has not and will not retain or use, for the benefit of the Company, any confidential information, records, trade secrets, or other property of a former employer.

10.2

Scope of Restrictions.  Executive acknowledges that during the course of his employment with the Company, he will gain knowledge of Confidential Information and Trade Secrets of the Company.  Executive acknowledges that the Confidential Information and Trade Secrets of the Company are necessarily shared with Executive on a routine basis in the course of performing his job duties and that the Company has a legitimate protectable interest in such Confidential Information and Trade Secrets and in the goodwill and business prospects associated therewith.  Accordingly, Executive acknowledges that the scope of the restrictions contained in this Agreement are appropriate, necessary and reasonable for the protection of the Company’s business, goodwill and property rights, and that the restrictions imposed will not prevent him from earning a living in the event of, and after, the end, for whatever reason, of his employment with the Company.

10.3

Prospective Employers.  Executive agrees, during the term of any restriction contained in Articles IV, V, VI, VII, VIII, IX and X of this Agreement, to disclose this Agreement to any entity which offers employment to Executive.  Executive further agrees that the Company may send a copy of this Agreement to, or otherwise make the provisions hereof known to, any of Executive’s potential or future employers.

10.4

Third Party Beneficiaries.  Any Company affiliates are third party beneficiaries with respect to Executive’s performance of his duties under this Agreement and the undertakings and covenants contained in this Agreement, and the Company and any of its affiliates enjoying the benefits thereof, may enforce this Agreement directly against Executive.  The terms Trade Secret and Confidential Information shall include materials and information of the Company’s affiliates to which Executive has access.

10.5

Survival.  The covenants set forth in Articles III, IV, V, VI, VII, VIII, IX, X, XI, XII and XIII of this Agreement shall survive the termination of Executive’s employment hereunder.

ARTICLE XI

RETURN OF RECORDS

Upon the end, for whatever reason, of his employment with the Company, or upon request by the Company at any time, Executive shall immediately return to the Company all documents, records and materials belonging and/or relating to the Company (except Executive’s own personnel and wage and benefit materials relating solely to Executive), and all copies of all such materials.  Upon the end, for whatever reason, of Executive’s employment with the Company, or upon request of the Company at any time, Executive further agrees to destroy such records maintained by him on his own computer equipment.  Upon mutual agreement between Executive and the Company, Executive may retain documents, records and materials belonging and/or relating to the Company following the end, for whatever reason, of Executive’s employment with the Company.

ARTICLE XII

INDEMNITY

12.1

Indemnification By Company.  To the extent permitted by applicable law, the Company shall indemnify Executive if Executive is, or is threatened to be, made a party to an action, suit or proceeding (other than by the Company) by reason of the fact that Executive is or was a director or officer of the Company, unless liability was incurred because Executive breached or failed to perform a duty that Executive owes to the Company and such breach or failure constitutes: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which Executive has a material conflict of interest; (b) a violation of the criminal law, unless Executive had reasonable cause to believe that his conduct was lawful and Executive had no reasonable cause to believe such conduct was unlawful; (c) a transaction from which Executive derived an improper personal profit; or (d) willful misconduct.

12.2

Indemnification By Executive.  Executive agrees to indemnify and hold harmless the Company against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and costs), judgments and settlements of amounts paid in connection with any threatened, pending or completed action, suit, claim, proceeding or investigation arising out of or pertaining to: (a) unlawful intentional acts committed by Executive in the conduct of the

Company’s business; (b) any willful gross negligence committed by Executive other than in the conduct of the Company’s business; and (c) any tax deductions Executive may claim for expenses incurred or claim to have been incurred in connection with Executive’s duties hereunder.

12.3

Insurance.  Notwithstanding the foregoing, the indemnification provided for in this Article XII shall only apply to any costs or expenses incurred by indemnitees which are not covered by applicable liability insurance.  If this Article XII is interpreted to reduce insurance coverage to which an indemnitee would otherwise be entitled in the absence of this provision, this provision shall be deemed inoperative and not part of this Agreement.  This Article XII shall survive the termination of this Agreement.

ARTICLE XIII

MISCELLANEOUS

13.1

Notice.  All notices required or permitted under this Agreement shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified; (b) when sent by facsimile or electronic transmission (e-mail) if sent during normal business hours of the recipient and confirmed by facsimile or electronic confirmation receipt; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and such notices are addressed as follows or to such other address as the addressed Party may have substituted by notice pursuant to this Section 13.1:

To the Company:

ARI Network Services, Inc.

President and CEO

10850 West Park Place, Suite 1200

Milwaukee, WI  53224-3025

Fax: +1 (414) 973-4620

Email: roy.olivier@arinet.com

To Executive:

William A. Nurthen

496 Prairie Knoll

Naperville, IL   60565

13.2

Entire Agreement; Amendment; Waiver.  This Agreement sets forth the entire understanding of the Parties hereto with respect to the subject matter contemplated hereby.  Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement; provided, however, that the COC Agreement shall survive and remain in full force and effect.  This Agreement shall not be amended or modified except by a written instrument duly executed by each of the Parties hereto.  Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  For purposes of the foregoing two (2) sentences, the Parties acknowledge and agree that any such written instrument to be signed by the Company shall require the signature of a representative of the Company duly authorized by the Board to bind the Company to the terms of such written instrument.

13.3

Headings.  The headings of sections and paragraphs of this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of its provisions.

13.4

Assignability.  This Agreement is personal to Executive, and Executive may not assign or delegate any of Executive’s rights or obligations hereunder without first obtaining the written consent of the Board.  The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by an assumption agreement in form and substance satisfactory to Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.  If such succession or assignment does not take place, and if this Agreement is not otherwise binding on Executive’s successors or assigns by operation of law, Executive is entitled to compensation from the Company in the same amount and on the same terms as provided for in this Agreement.  This Agreement shall be binding on and inure to the benefit of each Party and such Party’s respective heirs, legal representatives, successors and assigns.

13.5

Mitigation.  Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise.

13.6

Injunctive Relief.  The Parties agree that damages will be an inadequate remedy for breaches of this Agreement and in addition to damages and any other available relief, a court shall be empowered to grant injunctive relief (without the necessity of posting bond or other security).

13.7

Waiver of Breach.  The waiver by either Party of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by either Party.

13.8

Severability.  The obligations imposed by, and the provisions of, this Agreement are severable and should be construed independently of each other.  The invalidity of one provision shall not affect the validity of any other provision.

13.9

Consideration.  Execution of this Agreement is a condition of Executive’s employment with the Company and Executive’s employment and other benefits provided for herein by the Company constitutes the consideration for Executive’s undertakings hereunder.

13.10

Governing Law.  This Agreement shall in all respects be construed according to the laws of Wisconsin, without regard to its conflict of laws principles.

13.11

Authority to Bind the Company.  The Company represents and warrants that the undersigned representative of the Company has the authority of the Board to bind the Company to the terms of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

EXECUTIVE:

/s/ William A. Nurthen

ARI NETWORK SERVICES, INC.

By: /s/ Roy W. Olivier

Roy W. Olivier

President and Chief Executive Officer

Exhibit 10.2

CHANGE OF CONTROL AGREEMENT

THIS CHANGE OF CONTROL AGREEMENT, dated as of this 15th day of November, 2013 is between ARI Network Services, Inc. (the “Company”) and William A. Nurthen (the “Employee”).

W I T N E S S E T H:

WHEREAS, the Employee has been employed by the Company since November 29, 2013 and currently serves as its Chief Financial Officer; and

WHEREAS, the President and Chief Executive Officer (“CEO”) of the Company has determined that he wishes to assure the continued availability of the Employee as Chief Financial Officer of the Company by entering into this Change of Control Agreement (the “Agreement”); and

WHEREAS, the President and CEO of the Company wants to assure that, in the event of a Change of Control (as hereinafter defined), the Employee’s service to the Company will be recognized.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Company and the Employee hereby agree as follows:

1.

Definitions.  For Purposes of this Agreement:

(a)

Cause.  “Cause” means (i) the willful and continued failure by the Employee to substantially perform the Employee’s duties with the Company (other than any such failure resulting from the Employee’s incapacity due to physical or mental illness) for a period of at least ten days after a written demand for substantial performance is delivered to the Employee which specifically identifies the manner in which the Employee has not substantially performed his duties, or (ii) the willful engaging by the Employee in misconduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.  For purposes of this Agreement, no act or failure to act on the Employee’s part shall be considered “willful” unless done or omitted to be done by the Employee not in good faith and without reasonable belief that such action or omission was in the best interest of the Company.  Notwithstanding the foregoing, the Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Employee a copy of a resolution, duly adopted by the President and CEO of the Company (after reasonable notice to the Employee and an opportunity for the Employee, together with the Employee’s counsel, to be heard before the President and CEO), stating that in the good faith opinion of the President and CEO the Employee was guilty of conduct constituting Cause as set forth above and specifying the particulars thereof in detail.

(b)

Change in Control.  A “Change in Control” shall mean the first to occur of the following:

(i)

the acquisition by an individual, entity or group, acting individually or in concert (a “Person”) of beneficial ownership of more than 50% of the then outstanding shares of common stock of the Company (the “Outstanding Common Stock”); provided, however, that for purposes of this Subsection 1(b)(i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of Subsection 1(b)(ii) below; or

(ii)

consummation of a reorganization, merger or consolidation, share exchange, or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Common Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Stock, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of, respectively, the then outstanding common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of the corporation resulting from such Business Combination were members of the Board of the Company at the time of the execution of the initial agreement providing for such Business Combination; or

(iii)

approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)

Date of Termination.  “Date of Termination” means the date specified in the Notice of Termination where required (which date shall be on or after the date of the Notice of Termination) or in any other case during the Term, upon the Employee’s ceasing to perform services for the Company.

(d)

Effective Date.  “Effective Date” means the date on which the Change of Control occurs.

(e)

Good Reason.  “Good Reason” means, without the Employee’s written consent, the occurrence of one or more of the following during the Term:

(i)

a material diminution of or interference with the Employee’s duties and responsibilities as Chief Financial Officer of the Company, including, but not limited to a material demotion of the Employee, a material reduction in the number or seniority of other Company personnel reporting to the Employee, or a material reduction in the frequency with which, or in the nature of the matters with respect to which, such personnel are to report to the Employee;

(ii)

a change in the principal workplace of the Employee to a location outside of a 50-mile radius from Milwaukee, WI;

(iii)

a reduction or adverse change in the salary, bonus, perquisites, benefits, contingent benefits or vacation time which had theretofore been provided to the Employee; or

(iv)

an unreasonable increase in the workload of the Employee.

For purposes hereof, any good faith determination made by the Employee that he has Good Reason to terminate his employment with the Company shall be conclusive.  The Employee’s continued employment or failure to give Notice of Termination will not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

(f)

Notice of Termination.  Any termination of the Employee’s employment by the Company without Cause, or termination by the Employee for Good Reason, during the Term will be communicated by a Notice of Termination to the other party hereto.  A “Notice of Termination” means a written notice which specifies a Date of Termination (which date shall be on or after the date of the Notice of Termination), indicates the provision in this Agreement applying to the termination and, if applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment under the provision so indicated.

(g)

Term.  The “Term” means a period beginning on the Effective Date and ending on the date two years after the occurrence of a Change of Control.

2.

Termination of Employment During the Term.

(a)

Termination by the Company Without Cause or by the Employee for Good Reason.  If the Employee’s employment is terminated during the Term by the Company without Cause or by the Employee for Good Reason, the Employee shall be entitled to the following:

(i)

the Company shall pay the Employee his full base salary and commissions (if applicable) through the Date of Termination at the rate in effect at the time the Notice of Termination is given;

(ii)

as the annual current year bonus for the year in which the Date of Termination occurs, the Company will pay the Employee an amount (not less than zero) equal to (A) the product of (i) the average of the Employee’s annual current year bonus for the three fiscal years of the Company ending prior to the Date of Termination and (ii) a fraction, the numerator of which is the actual number of days the Employee was employed by the Company during the fiscal year in which the Date of Termination occurs and the denominator of which is 365, minus (B) the aggregate payments previously made by the Company, if any, with respect to the current year annual bonus;

(iii)

the Company shall pay to the Employee as a severance benefit a lump-sum amount equal to two (2) times the sum of (a) the Employee’s annual base salary as in effect on the Effective Date or Date of Termination, whichever is greater, without reduction for any mandatory or voluntary deferrals, (b) 100% of the targeted commissions, if any, for the year in which the Effective Date or Date of Termination occurs, whichever is greater, and (c) 100% of the targeted short-term annual bonus and long-term bonus for the year in which the Effective Date or Date of Termination occurs, whichever is greater, or, where the targeted short-term annual bonus or long-term bonus amounts have not been set as of the Effective Date or Date of Termination, 100% of the average of the Employee’s targeted annual short-term and long-term bonus for the three fiscal years of the Company ending prior to the Date of Termination, without reduction for any amounts that would otherwise be deferred to future fiscal years, within thirty days after the Date of Termination;

(iv)

any unpaid annual installments of long-term bonuses from prior fiscal years, which installments shall become immediately vested as if the targeted performance levels for future years were met if applicable; and

(v)

for a 24-month period after the Date of Termination starting with the month immediately after the month in which the Date of Termination occurs, the Company will arrange to provide the Employee and the Employee’s eligible dependents, at the Company’s expense, with benefits under the medical and dental plans of the Company, or, if such benefits are not available, benefits substantially similar to the benefits the Employee was receiving during the 90-day period immediately prior to the Date of Termination; provided, however, that benefits otherwise receivable by the Employee pursuant to this Subsection 2(a)(iv) will be reduced to the extent other comparable benefits are actually received by the Employee from subsequent employment during the 24-month period following the Date of Termination, and any such benefits actually received by the Employee will be reported to the Company; and provided, further that any access to insurance continuation coverage that the Employee may be entitled to receive under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) will commence on the Date of Termination.

(b)

Termination for Any Other Reason.  If the Employee’s employment with the Company is terminated during the Term for any reason not specified in Subsection 2(a) above, the Employee will be entitled to the following:

(i)

the Company will pay the Employee his full base salary and commissions (if applicable) through the Date of Termination at the rate in effect on the Date of Termination; and

(ii)

as the annual current year bonus for the year in which the Date of Termination occurs, the Company will pay the Employee an amount (not less than zero) equal to (A) the product of (i) the average of the Employee’s annual current year bonus for the three fiscal years of the Company ending prior to the Date of Termination and (ii) a fraction, the numerator of which is the actual number of days the Employee was employed by the Company during the fiscal year in which the Date of Termination occurs and the denominator of which is 365, minus (B) the aggregate payments previously made by the Company, if any, with respect to the current year annual bonus.  Notwithstanding the foregoing, no bonus will be paid to the Employee under this Subsection 2(b)(ii) if the Employee’s employment is terminated for Cause.

(c)

Timing of Payments.  Where a payment of benefits under any of Subsections 2(a) (ii), (iii) and (iv) or Subsection 2(b)(ii) is required to be delayed for six months after the Date of Termination under Internal Revenue Code Section 409A, the Company shall make payment of such amounts to the Employee on the date that is six months after the Date of Termination.  Where a payment of benefits under Subsections 2(a)(ii), (iii) and (iv) and Subsection 2(b)(ii) is not required to be delayed for six months after the Date of Termination under Internal Revenue Code Section 409A, the Company shall make payment of such amounts to the Employee within thirty (30) days after the Date of Termination.

3.

Restrictions.  As of the Effective Date, all restrictions limiting the exercise, transferability or other incidents of ownership of any outstanding award, including but not limited to restricted stock, options, stock appreciation rights, or other property or rights of the Company granted to the Employee shall lapse, and such awards shall become fully vested and be held by the Employee free and clear of all such restrictions.  Notwithstanding the foregoing, the term during which any vested option held by an Employee is permitted to be exercised shall not be extended.  This provision shall apply to all such property or rights notwithstanding the provisions of any other plan or agreement to the contrary.

4.

Limitation on Payments.  Subsections 2(a)(iii), (iv) and (v) and Section 3, above, provide for certain payments to be made or benefits to be given to the Employee if the Employee’s employment with the Company terminates during the Term (the “Change of Control Payments”).  Notwithstanding such subsections, the Change of Control Payments will be reduced such that the present value of the payments to the Employee or for the Employee’s benefit, receipt of which is deemed to be contingent on a change of control under Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), shall not exceed an amount equal to the maximum which the Company may pay without loss of deduction under Section 280G(a) of the Code (the “Golden Parachute Threshold”).  If the Golden Parachute Threshold is

exceeded, the payments made pursuant to Subsections 2(a)(iii) and (iv) will be reduced, but not below zero, so that the total amount paid to the Employee or for the Employee’s benefit is not in excess of the Golden Parachute Threshold.  Notwithstanding the foregoing, if not reducing the Change of Control Payments would result in a greater after-tax amount to the Employee, such payments shall not be reduced.  All calculations required pursuant to this Section 4 shall be made in accordance with proposed, temporary or final regulations promulgated under Section 280G of the Code or other applicable authority by the Company’s public accountants, the Company’s lawyers or such other third party as is mutually agreed between the Employee and the Company.  In the event that the provisions of Sections 280G and 4999 of the Code or any successor provision are repealed without succession this Section 4 shall be of no further force or effect.

5.

No Mitigation.  The Employee shall not be required to mitigate the amount of any salary or other payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by the Employee as a result of employment by another employer other than as provided in subsection 2(a)(v), above, by retirement benefits distributed after the Date of Termination, or otherwise.

6.

No Assignments.

(a)

Successors and Assigns.  This Agreement is personal to the Employee, and the Employee may not assign or delegate any of the Employee’s rights or obligations hereunder without first obtaining the written consent of Company.  The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by an assumption agreement in form and substance satisfactory to the Employee, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.  If such succession or assignment does not take place, and if this Agreement is not otherwise binding on the Company’s successors or assigns by operation of law, the Employee is entitled to compensation from the Company in the same amount and on the same terms as the compensation pursuant to Subsection 2(a) hereof.

(b)

Inurement.  This Agreement and all rights of the Employee hereunder shall inure to the benefit of and be enforceable by the Employee’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Employee should die while any amount would still be payable to the Employee hereunder if the Employee had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Employee’s devisee, legatee or other designee or if there is no such designee, to the Employee’s estate.

7.

Notice.  For the purposes of this Agreement, notices and all other communication provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by fax with confirmation printed on the sending fax machine, or five days after mailing certified mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth opposite the parties’ signatures to this Agreement (provided that all notices to the Company shall be directed to the attention of the President and CEO of the Company with a copy to the Secretary of the Company), or to such other address as either party may have furnished to the other in writing in accordance herewith.

8.

Prior Agreements.  This Agreement shall replace and supersede all prior agreements between the Company and the Employee relating to the subject matter hereof.

9.

Amendments.  No amendments or additions to this Agreement shall be binding unless in writing and signed by both parties hereto.

10.

Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

11.

Governing Law.  This Agreement shall be governed by the laws of the State of Wisconsin, without giving effect to its principles of conflicts of laws.

12.

Arbitration.  Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration by a single arbitrator mutually agreed to by the disputing parties in accordance with the rules of the American Arbitration Association then in effect.  Such arbitration shall be held in Milwaukee, Wisconsin, or such other place as is mutually agreeable to the parties hereto.  Judgment may be entered on the Arbitrator’s award in any court having jurisdiction.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

ARI NETWORK SERVICES, INC.

10850 W. Park Place, Ste. 1200

Milwaukee, Wisconsin 53224

By:

/s/ Roy W. Olivier

Roy W. Olivier, President & CEO

496 Prairie Knoll

Naperville, IL   60565

EMPLOYEE

/s/ William A. Nurthen

William A. Nurthen

November 20, 2013

Darin Janecek

308 Copperfield Drive

Delafield, WI 53018

VIA HAND DELIVERY

RE:

Separation Agreement

Dear Darin:

This will confirm our offer concerning the separation of your employment with ARI Network Services, Inc. (“Company”) which is effective November 18, 2013 (“Separation Date”).  In connection with the separation, the Company offers you the following benefits:

(1)

Unconditional Assistance Benefits.  Whether or not you choose to sign this agreement and accept the terms it contains or, having done so, exercise your rights to revoke your acceptance of these terms (described more fully in Paragraph 4(D), below), the following circumstances will apply to you:

(A)

The Company will pay you your regular base wages through the Separation Date;

(B)

The Company will pay you for any accrued vacation that you have not used as of the Separation Date;

(C)

The Company will pay you the bonus, if any, earned by you for the first quarter of the Company’s 2014 fiscal year pursuant to the terms of the applicable bonus plan and Compensation Committee approval, and, if you are entitled to such bonus payment, it will be paid to you by the Company at the same time as such first-quarter bonus payments are made to other similarly situated employees of the Company.  You are not eligible to receive any other bonus or incentive compensation from the Company;

(D)

You will retain all your vested rights, if any, as of the Separation Date in the Company’s 401(k) plan and will receive all payments due you under the terms of that plan; and

(E)

The Company will provide you with the right to participate, at your own expense, in the Company’s group health insurance plan in accordance with the mandates of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

All payments described in Paragraphs 1(A), (B) and (C), above, will be subject to normal deductions for income and employment taxes.

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu

(2)

Conditional Assistance Benefits. In consideration of your undertakings set forth in Paragraph 3, below, and conditioned upon (i) your acceptance of the terms contained in this agreement, and (ii) your decision not to exercise your revocation rights (described in Paragraph 4(D), below), you will receive the following additional assistance benefits:

(A)

The Company will pay you, as severance, the pre-tax total of $107,499.99 (which is equivalent to 26 weeks of your regular base wages at the regular base wage rate in effect on the Separation Date), payable in equal installments in accordance with the Company’s regular payroll practices and schedule, beginning on the first regular Company pay date that occurs at least five (5) business days following expiration of the Revocation Period (defined below).  These severance installments will be subject to normal deductions for income and employment taxes.  For unemployment compensation purposes, you agree that you will immediately advise the Wisconsin Department of Workforce Development of your receipt of such severance installments;

(B)

Following expiration of the Revocation Period (defined below), the Company will allow you to exercise your 77,500 options that were vested prior to the Separation Date until February 14, 2014, the last trading day that is within the 90-day period following the Separation Date; and

(C)

Following expiration of the Revocation Period (defined below), the Company will not contest your claim for unemployment insurance benefits; provided, however, that the Company may report to the Wisconsin Department of Workforce Development your receipt of the severance installments provided to you pursuant to Paragraph 2(A), above.

(3)

Your Undertakings.  In exchange for the benefits provided to you under Paragraph 2, above, you agree as follows:

(A)

You agree, on behalf of yourself, your heirs, successors, and assigns, to release the Company, its parents, subsidiaries, affiliates and related entities and their respective past and present officers, directors, shareholders, members, partners, agents, insurers, and employees (“Released Parties”), from any claims arising on or before the date you sign this agreement.  This includes, but is not limited to, giving up any claims related in any way to your employment by the Company, the decision to terminate your employment, termination of our employment relationship, and wages and other remuneration, including, but not limited to, any current or former bonus or other incentive plans or programs offered by the Company.  This release of claims includes any claims, whether they are presently known or unknown, or anticipated or unanticipated by you.  Because you are age 40 or older, your acceptance of this agreement also will release any and all claims under the federal Age Discrimination in Employment Act.  You should not construe this reference to age discrimination claims as in any way limiting the general and comprehensive nature of the release of claims provided under this Paragraph 3(A).  You agree to waive and give up any benefit conferred on you by any order or judgment

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu issued in connection with any proceeding filed against the Released Parties regarding any claim released in this agreement;

(B)

You acknowledge and agree that your 22,500 options that were unvested immediately prior to the Separation Date were forfeited effective on the Separation Date and are not exercisable by you and that you have no claims with respect to such options;

(C)

You agree that, as a condition of your receipt of the benefits described in Paragraph 2, above, you have returned to the Company all of the records and property of the Company, the Released Parties (defined above) and their customers which you possess or over which you have direct or indirect control, including, but not limited to, all monies, records and files, credit cards, office keys, Company vehicles, cellular telephones, electronically encoded information such as electronic files or computer disks, etc., and any and all passwords associated with any password-protected files or websites used in the course of your employment by the Company (and all copies of such Company property);

(D)

Other than with respect to disclosures required by governmental entities, you agree that you will not disclose directly or indirectly the existence or terms of our agreement concerning these matters to any third party; provided, however, that following your obtaining a promise of confidentiality for the benefit of the Company from your tax preparer, accountant, attorney and spouse, you may disclose the terms of this agreement to such of these individuals who have made such a promise of confidentiality.  This provision shall not prevent you from disclosing such matters in testifying in any hearing, trial or other legal proceeding where you are required to do so;

(E)

You agree that you will not at any time engage in any form of conduct or make any statements or representations, or direct any other person or entity to engage in any conduct or make any statements or representations, that disparage or otherwise impair the reputation, goodwill or commercial interests of the Company; provided, however, that nothing contained in this agreement shall preclude you from providing truthful testimony pursuant to subpoena or other legal process;

(F)

ARI agrees that it will not disparage you or your performance or otherwise take any action which could reasonable be expected to adversely affect your personal or professional reputation.  Similarly, you will not disparage ARI or any of its directors, officers, agents or Executives or otherwise take any action which could reasonably be expected to adversely affect the personal or professional reputation of ARI or any of its directors, officers, agents or employees.

(G)

With respect to the Company’s Trade Secrets and Confidential Information (defined below), you agree as follows:

(i)

Following the Separation Date, you will not directly or indirectly use or disclose any Trade Secrets of the Company.  The term “Trade Secret” has

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu that meaning set forth under applicable law.  The term includes, but is not limited to, all computer source, object or other code created by or for the Company;

(ii)

For a period of 24 months following the Separation Date, you will not directly or indirectly use or disclose any Confidential Information of the Company.  The term “Confidential Information” means all non-Trade Secret information of, about or related to the Company or provided to the Company by its customers that is not known generally to the public or the Company’s competitors.  Confidential Information includes, but is not limited to: (a) inventions, product specifications, information about products under development, research, development or business plans, production know-how and processes, manufacturing techniques, operational methods, equipment design and layout, test results, financial information, customer lists, information about orders from and transactions with customers, sales, marketing and acquisition strategies, plans and techniques, pricing strategies, information relating to sources of materials and production costs, purchasing and accounting information, personnel information and all business records; (b) information which is marked or otherwise designated or treated as confidential or proprietary by the Company; and (c) information received by the Company from others which the Company has an obligation to treat as confidential.

(iii)

Notwithstanding the foregoing, the terms “Trade Secret” and “Confidential Information” do not include, and the obligations set forth in this agreement do not apply to, any information which: (a) can be demonstrated by you to have been known by you prior to your employment by the Company; (b) is or becomes generally available to the public through no act or omission by you; (c) is obtained by you in good faith from a third party who discloses such information to you on a non-confidential basis without violating any obligation of confidentiality or secrecy relating to the information disclosed; or (d) is independently developed by you outside the scope of your employment with the Company without use of Confidential Information or Trade Secrets;

(iv)

Nothing in this agreement shall prevent you, after the Separation Date, from using general skills and knowledge gained while you were employed by the Company;

(H)

For two (2) years following the Separation Date, you agree not to directly or indirectly solicit or attempt to solicit any business from any Restricted Customer (defined below) in any manner which competes with the services or products sold or provided by you on behalf of the Company during the twelve (12) months preceding the Separation Date, or to directly or indirectly divert or attempt to divert any Restricted Customer’s business from the Company.  “Restricted Customer” means any individual or entity: (i) for whom/which the Company provided services or products, and (ii) with whom/which you had direct contact on behalf of the Company, or about whom/which

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu you acquired non-public information in connection with your employment with the Company, during the twelve (12) months preceding the Separation Date; provided, however, that the term “Restricted Customer” shall not include any individual or entity whom/which, through no direct or indirect act or omission by you, has terminated its business relationship with the Company.

(I)

For two (2) years following the Separation Date, you agree not to directly or indirectly provide Restricted Services (defined below) to any Competitor (defined below) in the geographic area where you provided services on behalf of the Company during the twelve (12) months preceding the Separation Date. “Restricted Services” means services of the kind you provided to the Company during the twelve (12) months preceding the Separation Date.  “Competitor” means any business which sells or provides services or products similar to those provided or sold by the Company during the twelve (12) months preceding the Separation Date;

(J)

For two (2) years following the Separation Date, you agree that you will not directly or indirectly encourage any Company employee to terminate his or her employment with the Company, or solicit such an individual for employment outside the Company in any manner which would end or diminish that employee’s services to the Company; provided, however, that this provision shall not prohibit you from being a reference for any Company employee; and

(K)

With respect to the Company’s Business Ideas (defined below), you agree as follows:

(i)

You agree that the Company owns, and you hereby assign and agree to assign to the Company, all rights in all Business Ideas which you originated or developed either alone or working with others while you were employed by the Company.  All Business Ideas which are or form the basis for copyrightable works are hereby assigned to the Company and/or shall be assigned to the Company or shall be considered “works for hire” as that term is defined by United States copyright law;

(ii)

You agree to promptly disclose all Business Ideas to the Company;

(iii)

 You agree to promptly execute all documents which the Company may reasonably require to perfect its patent, copyright and other rights to such Business Ideas throughout the world;

(iv)

The term “Business Ideas” means all ideas, designs, modifications, formulations, specifications, concepts, know-how, trade secrets, discoveries, inventions, data, software, developments and copyrightable works, whether or not patentable or registrable, which you originated or developed, either alone or jointly with others while you were employed by the Company and which are

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu

(a) related to any business known by you to be engaged in or contemplated by the Company; (b) originated or developed during your working hours for the Company; or (c) originated or developed in whole or in part using materials, labor, facilities or equipment furnished by the Company.

(L)

With respect to services provided to ARI, you agree as follows:

 (i)

You agree to provide transitionary services through the severance period as needed via conference call, email or in person meeting.

(4)

Acceptance and Revocation Procedures.  The Company wishes to ensure that you voluntarily agree to the terms contained in this agreement and do so only after you fully understand them.  Accordingly, the following procedures shall apply:

(A)

You agree and acknowledge that you have read this agreement, understand its contents, and may agree to the terms of this agreement by signing and dating it and returning the signed and dated agreement, via Echosign, mail, overnight delivery or hand delivery, so that it is received by Mary L. Pierson, ARI Network Services, Inc., 10850 W. Park Place, Suite 1200, Milwaukee, Wisconsin 53224-3635, on or before 5:00 p.m. Central time on the 22nd calendar date following your receipt of this agreement;

(B)

You agree and acknowledge that, by this agreement, you have been advised by the Company to consult with an attorney prior to signing this agreement and that this agreement provides you with benefits from the Company which, in their totality, are greater than those to which you otherwise would be entitled;

(C)

You understand that this agreement, at Paragraph 3(A), above, includes a final general release;

(D)

You understand that you have seven (7) calendar days after signing this agreement within which to revoke your acceptance of it (“Revocation Period”).  Such revocation will not be effective unless written notice of the revocation is, via mail, overnight delivery or hand delivery, directed to and received by Mary L. Pierson, ARI Network Services, Inc., 10850 W. Park Place, Suite 1200, Milwaukee, Wisconsin 53224-3635, on or before 5:00 p.m. Central time on the first work day following the end of the Revocation Period;

(E)

This agreement will not be binding or enforceable unless you have signed and delivered it as provided in Paragraph 4(A), above, and have chosen not to exercise your revocation rights, as described in Paragraph 4(D), above.  If you give timely notice of your intention to revoke your acceptance of the terms set forth in this agreement, this agreement shall become null and void, and all rights and claims of the parties which would have existed, but for the acceptance of this agreement’s terms, shall be restored; and

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu

(F)

You represent and warrant to the Company that in the event you choose to accept the terms of this agreement by signing it, the date and time appearing above your name on the last page of this agreement shall be the actual date and time on which you have signed the agreement.  Notwithstanding your failure to execute this agreement or your revocation of this agreement, the terms of Paragraph 1, above, will continue to apply.

(5)

Miscellaneous.  Should you accept the terms of this agreement, its terms will be governed by the following:

(A)

This agreement constitutes the complete understanding between you and the Company concerning all matters affecting your employment with the Company and the termination thereof.  If you accept this agreement, it supersedes all prior agreements, understandings and practices concerning such matters, including, but not limited to, any Company personnel documents, handbooks, policies, incentive or bonus plans or programs, and any prior customs or practices of the Company;

(B)

You agree and acknowledge that this agreement provides you with benefits from the Company which, in their totality, are greater than those to which you otherwise would be entitled;

(C)

Nothing in the release contained in this agreement should be construed as an admission of wrongdoing or liability on the part of the Company.  The Company denies any liability to you.  Such provision is included merely to wrap up all loose ends between us;

(D)

If any court of competent jurisdiction determines that any of the provisions of Paragraphs 3(F)-(I), above, are invalid or unenforceable, then such invalidity or unenforceability shall have no effect on the other provisions of Paragraphs 3(F)-(I) or this agreement which shall remain valid, binding and enforceable and in full force and effect;

(E)

This agreement and its interpretation shall be governed and construed in accordance with the laws of Wisconsin and shall be binding upon the parties hereto and their respective successors and assigns; and

(F)

In the event that you breach any provision of this agreement, you agree that the Company may suspend all additional payments under this agreement, recover any damages suffered as a result of such breach, and recover from you any reasonable attorneys’ fees or costs it incurs as a result of your breach.  In addition, you agree that the Company may seek injunctive or other equitable relief as a result of a breach by you of any provision of this agreement.

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu

This agreement is intended to resolve all outstanding issues between you and the Company in a comprehensive manner.  Should you have any questions, please feel free to contact me.   Although the agreement contains language releasing the Company from claims, the Company maintains, and you understand and acknowledge that the Company maintains, that you have no such claims against the Company or any of the parties covered by the release contained in Paragraph 3(A), above.

Should you have any questions, please feel free to contact me.

Very truly yours,

ARI NETWORK SERVICES, INC.

By:

 /s/ Mary L. Pierson

Mary L. Pierson
Director of Human Resources

I agree with and accept the terms contained in

this agreement and agree to be bound by them.

Dated this  22nd day of November, 2013.

Time:

/s/ Darin R. Janecek

Darin Janecek

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu